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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
   Artisan.com Limited                              (Month/Day/Year)       Stratus Services Group, Inc. ("SERV")
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)       June 27, 2001        5. Relationship of Reporting Person(s) 6. If Amendment,
                                                 -----------------------    to Issuer (Check all applicable)       Date of Original
                                                 3. IRS Identification      Director         X 10% Owner         (Month/Day/Year)
                                                    Number of           ----               ----
Dean House, Sovereign Court, Ermine Business Park   Reporting Person         Officer (give      Other (specify  --------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                  Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                X Reporting Person
   Huntington, Cambridgeshire PE29 6XU, England                                                                ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock, par value $0.01 per share              900,000                              D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Explanation of Responses:

                                                                       ARTISAN.COM LIMITED

                                                                       By: Artisan(UK) plc, as director

                                                                       By: /s/ C. P. Musselle                   July 12, 2001
                                                                       -------------------------------------  ----------------------
                                                                       Name:  C. P. Musselle                          Date
                                                                       Title: Director

                                                                       **Signature of Reporting Person


**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-97)
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Name of Reporting Person  Address of Reporting Person  Title of Security   Amount of      Ownership Form      Nature of Indirect
                                                                           Securities                         Beneficial Ownership
                                                                           Beneficially
                                                                           Owned
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Artisan (UK) plc          Dean House                    Common Stock,      900,000(1)(3)     Indirect(1)(3)      Artisan.com
                          Sovereign Court               par value $0.01                                          Limited is a
                          Ermine Business Park          per share(1)(3)                                          wholly-owned
                          Huntington,                                                                            direct subsi-
                          Cambridgeshire                                                                         diary of Artisan
                          PE29 6XU England                                                                       (UK)plc(1)(3)
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Stephen Dean              Artisan(UK)plc                Common Stock,      900,000(1)(2)(3)  Indirect(1)(2)(3)   Stephen Dean is
                          Dean House                    par value $0.01                                          the Chairman and
                          Sovereign Court               per share(1)(2)(3)                                          a significant
                          Ermine Business Park                                                                   shareholder of
                          Huntington,                                                                            Artisan(UK)plc
                          Cambridgeshire                                                                         (1)(2)(3)
                          PE29 6XU England
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(1) On June 27, 2001, Artisan(UK)plc ("Artisan") subscribed for and purchased 850,837 shares of Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), from
    Stratus Services Group, Inc (the "Issuer"). Subject to certain limitations, Artisan has the option to convert all or a portion of its shares of Preferred Stock into shares of
    Common Stock on or after October 1, 2001 at a conversion ratio of one share of Common
    Stock per share of Preferred stock (subject to certain customary adjustments).

(2) On June 27, 2001, Griffin Securities, Inc. ("Griffin") subscribed for and purchased
    608,096 shares of Preferred Stock from the Issuer. Subject to certain limitations,
    Griffin has the option to convert all or a portion of its shares of Preferred Stock into shares of Common Stock on or after October 1, 2001 at a conversion ratio of one share of Common Stock per share of Preferred stock (subject to certain customary adjustments). Stephen Dean is a significant shareholder of Cater Barnard plc, which indirectly owns approximately 36% of Griffin.

(3) The filing of this Form 3 shall not be construed as an admission that any of Artisan,
    Stephen Dean or Griffin benefically owns, directly or indirectly, any shares of Common
    Stock issuable upon conversion of the Preferred Stock.


                                                                       ARTISAN(UK)PLC


                                                                       By: /s/ C. P. Musselle
                                                                       -------------------------------------
                                                                       Name:  C. P. Musselle
                                                                       Title: Director


                                                                       /s/ Stephen Dean
                                                                       -------------------------------------
                                                                       STEPHEN DEAN

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